

Mail Stop 4628

September 26, 2017

Via Email
Theodore Gazulis
Chief Financial Officer
Resolute Energy Corporation
1700 Lincoln Street, Suite 2800
Denver, CO 80203

> **Re:** **Resolute Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 13, 2017**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed August 7, 2017**
> **Form 8-K**
> **Filed August 7, 2017**
> **File No. 1- 34464**

Dear Mr. Gazulis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Business and Properties, page 1

Proved Developed and Undeveloped Reserves, page 8

1. Based on the tabular disclosure provided on page 7, there appears to be a significant change in proved undeveloped reserves that occurred during 2016. However, the figures provided in your narrative discussion do not appear to facilitate a reconciliation of the overall change that occurred during the year.

Please clarify for us and expand your disclosure to provide the net change in reserve quantities, on a disaggregated basis, attributable to each of the separate causes such as changes relating to extensions and discoveries, revisions of previous estimates, improved recovery, acquisitions, divestitures, and the amounts converted during the year from proved undeveloped to developed status.

To the extent that that two or more unrelated factors contribute to a single line item change, indicate the amount attributable to each factor as part of your narrative explanation so that the change in net reserves between periods is fully explained. For example, the disclosure of the revisions in the previous estimates of reserves should identify such separate factors as changes caused by well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan in addition to the changes in the net quantities caused by commodity prices. Refer to Item 1203(b) of Regulation S-K.

2. You disclose that you incurred development costs of $31.1 million in 2016. However, it is unclear how this investment is related to progress toward converting your proved undeveloped reserves to proved developed reserves. Please expand your disclosure to discuss the nature of the investments made and identify the portion of the total capital expenditures incurred to convert proved undeveloped reserves to proved developed reserves during the year. Refer to Item 1203(c) of Regulation S-K.

Production, Price and Cost History, page 10

3. Please refer to the definition of a field under Rule 4-10(a)(15) of Regulation S-X and tell us your basis for concluding that the disclosure of production in terms of a basin, e.g. the Delaware Basin Project area, meets the disclosure requirements pursuant to Item 1204(a) of Regulation S-K.

Drilling Activity, page 12

4. We note you disclose extension wells separately from exploratory and development wells without further clarifying the difference. Please expand your disclosure to define an "extension well." Refer to your response to comment number 4 in our letter dated July 28, 2014.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 56</u>

<u>Critical Accounting Policies, page 69</u>

<u>Long-term Incentive Compensation, page 71</u>

5.   Revise your long-term incentive compensation accounting policy to include a discussion of the methods used to determine the fair value of your various awards and the nature of material assumptions involved. In addition, explain the extent to which estimates made by management are considered highly complex and subjective.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 13-Supplemental Oil and Gas Information (Unaudited), page F-30</u>

<u>Oil and Gas Reserve Quantities, page F-30</u>

6.   We note the following regarding the disclosure explaining the changes that occurred in the net quantities of your total proved reserves:

   i.   the figures provided in the narrative explanation of the changes due to extensions, discoveries and other additions for the fiscal years ended December 31, 2015 and 2016 do not appear to reconcile with the corresponding line item figure in the tabular presentation provided on page F-31,

   ii.   there does not appear to be an explanation provided for the significant addition in total proved reserves relating to extensions, discoveries and other additions for the fiscal year ended December 31, 2014, and

   iii.   the explanation relating to the revisions in previous estimates for the fiscal years ended December 31, 2014, 2015 and 2016 indicate such changes resulted "primarily" from reduced product pricing.

Please revise your disclosure to reconcile the overall change for the line item by separately identifying and quantifying each factor that contributed to a significant change in your proved reserves so that the change in net reserves between periods is fully explained.

To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation. In regards to your disclosure of revisions in previous estimates, please identify such factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

7. We note the line item entry for natural gas and NGL production for the fiscal year ended December 31, 2014 appears to be inconsistent with the disclosure provided elsewhere on pages 10 and 61. Please advise or revise your disclosure accordingly.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-31

8. Disclosure in Exhibit 99.1 indicates that the capital costs used in the report do not include any salvage value for the lease and well equipment or the cost of abandoning the properties. However, the disclosure that you have provided in conjunction with the standardized measure on page F-32 indicates the future cash flows were reduced by future abandonment costs. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for the apparent lack of correlation.

9. In regards to our prior comment, please provide us with total dollar amounts associated with the abandonment of your proved properties that have been incorporated into the calculation of the standardized measure presented on page F-32 for the periods ending December 31, 2014, 2015 and 2016.

10. The reconciliation of the changes in the standardized measure of discounted future net cash flows for the period ending December 31, 2015 includes a significant positive dollar change relating to revisions of previous estimates. However, the corresponding disclosure provided on page F-31 includes a significant negative change in the net quantities of total proved reserves for the same period. Please expand your disclosure to provide an explanation for this apparent inconsistency. Refer to FASB ASC 932-235-50-36.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Financial Statements, page 1

Notes to Condensed Consolidated Financial Statements, page 5

Note 5 – Long Term Debt, page 10

11. With respect to the senior notes registered in 2013 and 2017, explain to us how you have considered the disclosure requirements of Rule 3-10 of Regulation S-X.

Form 8-K dated August 7, 2017

Exhibit 99.1

12.   In your discussion of adjusted revenue, which is identified as a non-GAAP measure, you did not disclose the change for the most directly comparable GAAP measure with greater or equal prominence. Revise your presentation to include the most directly comparable GAAP measure with equal or greater prominence. In addition, provide a reconciliation of adjusted revenue to the most directly comparable GAAP financial measure. Refer to Item 10(e)(i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

          We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Anuja Majmudar, Attorney-Advisor, at (202) 551-3844 or Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any other questions.

                                        Sincerely,

                                        /s/ Brad Skinner for

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources